U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                                 CENTROCOM CORP.
             (Exact name of registrant as specified in its charter)


NEVADA                                                               86-0869570
------                                                               ----------
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)

1980 Post Oak Boulevard, Suite 2140, Houston, Texas                    77506
--------------------------------------------------------------------------------
(Address of registrant's principal executive offices)                (Zip Code)

                                  713.622.4200
                                  ------------
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:


      Title of Each Class                 Name of Each Exchange on which
      to be so Registered:                Each Class is to be Registered:
      --------------------                -------------------------------

              None                                     None
              ----                                     ----

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.0005
------------------------------
(Title of Class)

                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010


                                   Page 1 of 4
                      Exhibit Index is specified on Page 3

                                Centrocom Corp.,
                              a Nevada corporation

        Index to Amendment No. 1 to Registration Statement on Form 10-SB

Item Number and Caption                                              Page
-----------------------                                              ----

PART F/S

Financial Statements                                             F-1 through F-6

Signatures                                                             4

                                    PART F/S

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Registration Statement, Form 10-SB.

(a)  Index to Financial Statements.                                  Page
-----------------------------------                                  ----

1    Unaudited Consolidated Balance Sheet
     as at September 30, 1999                                         F-1

2    Unaudited Consolidated Statement of Loss
     for Nine Months Ending September 30, 1999                        F-2

3    Unaudited Consolidated Statement of Cash Flows
     for Nine Months Ending September 30, 1999                        F-3

4    Unaudited  Consolidated Statement of Changes
     in Stockholders' Equity for Nine Months Ending
     September 30, 1999                                               F-4

5    Notes to Unaudited Consolidated Financial Statements        F-5 through F-6

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Amendment No. 1 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, Texas, on December 8, 1999.

                                           Centrocom Corp.,
                                           a Nevada corporation


                                           By:   /s/ David Smith
                                                 --------------------------
                                                 David Smith
                                           Its:  President

                     CENTROCOM CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                      (UNAUDITED -- PREPARED BY MANAGEMENT)
                               September 30, 1999



                                     ASSETS

CURRENT ASSETS

       Cash                                    $ 147,442
                                              ----------

       Total Current Assets                                        147,442

OTHER ASSETS

       Software License                          400,000

       Total Other Assets                                          400,000
                                                                 ---------

       TOTAL ASSETS                                              $ 547,442
                                                                 =========

                             LIABILITIES AND CAPITAL

CURRENT LIABILITIES

       Notes Payable                           $ 800,000
       Accrued Interest Notes Payable             20,745
                                              ----------
       Total current Liabilities                                   820,745

CAPITAL

       Common Stock                                3,551
       Additional Paid-In Capital              4,788,398
       Cumulative Translation Adjustment         (25,084)
       Retained Earnings                      (4,736,875)
       Net Income                               (303,293)
                                              ----------
       Total Capital                                              (273,303)
                                                                 ---------
       TOTAL LIABILITIES AND CAPITAL                             $ 547,442
                                                                 =========

                     CENTROCOM CORPORATION AND SUBSIDIARIES
                         CONSOLIDATED STATEMENT OF LOSS
                      (UNAUDITED -- PREPARED BY MANAGEMENT)
                    FOR THE MONTHS ENDING SEPTEMBER 30, 1999

                                                         Year to Date

REVENUES
       Interest Income                                     $     231
                                                           ---------
       TOTAL REVENUES                                      $     231
                                                           ---------
EXPENSES
       Bank Charges                                              865
       Interest                                               20,745
       Legal and Accounting                                  234,806
       Travel Expense                                         45,364
       Transfer Agent Fees                                     1,744
                                                           ---------
       TOTAL EXPENSES                                        303,524
                                                           ---------
       NET INCOME                                          $(303,293)
                                                           =========

EARNINGS PER SHARE                                         $ (0.0245)

                     CENTROCOM CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      (UNAUDITED -- PREPARED BY MANAGEMENT)
                  FOR THE NINE MONTHS ENDING SEPTEMBER 30, 1999

                                                         Year to Date

CASH FROM OPERATING ACTIVITIES

        Net Loss                                          $(303,293)
        Net Changes To:
             Accrued Interest                                20,745

                                                          ---------
        Net Cash Used In Operating Activities             $(282,548)
                                                          ---------

CASH OUTFLOWS FROM INVESTING ACTIVITIES
                                                          ---------
        Purchase of Assets                                $ 400,000
                                                          ---------
CASH INFLOWS FROM FINANCING ACTIVITIES

        Notes Payable                                       800,000
        Proceeds From Additional Paid In Capital             29,990

                                                          ---------
                                                          $ 829,990
                                                          ---------

                                                          ---------
NET CHANGE TO CASH                                        $ 147,442
                                                          =========

                     CENTROCOM CORPORATION AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      (UNAUDITED -- PREPARED BY MANAGEMENT)
                  FOR THE NINE MONTHS ENDING SEPTEMBER 30, 1999

                                            Common     Additional       Accumulated  Cumulative     Total Stock-
                                            Stock   Paid-In Capital       Deficit    Translation   Holders' Equity
                                                                                     Adjustment
Balance, December 31, 1998                 $ 3,551    $ 4,758,408    $ (4,736,875)    $ (25,084)    $     --

Contributions Received From Shareholders                   29,990                                       29,990

Net Loss                                                                 (303,293)                    (303,293)

                                                                                                          --

                                                                                                          --

                                                                                                          --
                                           -----------------------------------------------------------------------
Balance, September 30, 1999                $ 3,551    $ 4,788,398    $ (5,040,168)    $ (25,084)    $ (273,303)

                     Centrocom Corporation and Subsidiaries
                 Notes to the Consolidated Financial Statements
                      (Unaudited -- Prepared by Management)
                               September 30, 1999

Note 1 ORGANIZATION AND DESCRIPTION OF BUSINESS

Centrocom Corporation was incorporated in British Columbia, Canada in August 1993 as FamilyWare International, Inc. Centrocom Corporation is the parent of two wholly owned subsidiaries, FamilyWare Products Inc. and FamilyWare, Inc. (collectively referred to herein as the Company). From August 1993 to July 1998 the Company was engaged in the design, development, distribution and support of software products targeted at home personal computer users in Canada and the United States. In July 1998 the Company ceased all operations. The Company's assets were used to settle all liabilities.

In May 1999 the Company entered into a Common Stock Exchange and Acquisition Agreement with Centrocom Corp., a privately held Nevada corporation. Under terms of the agreement, the Company acquired all of the 1,000,000 outstanding shares of Centrocom Corp. in exchange for 9,000,000 shares of the Company's stock. The Company's name was subsequently changed from FamilyWare to Centrocom Corporation. The acquired company's name was changed to Centrocom Technology Corp.

In September 1999 the agreement between Centrocom Technology Corp. and the Company was rescinded. However, the Company agreed to acquire an Internet site called "Zowwwie.com", license related electronic commerce software, and retain technological services from Centrocom Technology Corp.

On October 4, 1999 the Company commenced operating Zowwwie.com, a web site designed to sell consumer goods over the Internet. As of September 30, 1999 no revenues had been received from this activity.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year End

The Company's fiscal year, as well as that of all its subsidiaries, ends December 30, as permitted under Canadian tax law.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions were eliminated.

Software Costs

Software costs represent amounts paid to license and acquire software to be used in the Company's operations. The Company does not intend to resale any of the technology acquired. These costs are reported at the lower of cost or net realizable value. Beginning in October 1999 these costs will be amortized on a straight-line basis over three years.

Earnings Per Share

Earnings (loss) per share are based on the weighted average number of shares of common stock outstanding during the nine months ended September 30, 1999. There is currently no potential common stock, that is, securities or other instruments convertible into common shares. Basic earnings per share equals fully diluted earnings per share.

Income Taxes

The Company recorded a net loss for the nine months ended September 30, 1999. As a result, no accrual has been made for income taxes. Due to the uncertainty of future operations, no benefit of the current net operating loss, or the net operating loss carryforward from prior periods has been recognized.